UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number 33-63817
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Apache Corporation 401(k) Savings Plan
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Apache Corporation
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

Financial Statements and Supplemental Schedule
Apache Corporation 401(k) Savings Plan
December 31, 2008 and 2007 and Year Ended December 31, 2008

Apache Corporation 401(k) Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2008 and 2007 and Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm
Retirement Plan Advisory Committee
Apache Corporation 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Apache Corporation 401(k) Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Houston, Texas
June 25, 2009	/s/ Ernst & Young LLP

Apache Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2008	2007

Assets
Receivables:
Securities sold	$30,639	$276,970
Investments, at fair value	263,547,574	356,839,903

Net assets available for benefits, at fair value	263,578,213	357,116,873
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,169,667	217,991

Net assets available for benefits	$264,747,880	$357,334,864

See accompanying notes.

Apache Corporation 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions:
Employer contributions	$10,767,935
Participant contributions	16,260,373
Rollover contributions	1,458,077
Investment income	8,444,648

Total additions	36,931,033

Deductions:
Benefits paid to participants	20,602,047
Net depreciation in fair value of investments	108,850,237
Administrative fees	65,733

Total deductions	129,518,017

Net decrease	(92,586,984)

Net assets available for benefits at:
Beginning of year	357,334,864

End of year	$264,747,880

See accompanying notes.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008
1. Description of Plan
The following brief description of the Apache Corporation 401(k) Savings Plan (the Plan) is provided only for general information purposes. Participants should refer to the Summary Plan Description for more complete information, a copy of which is available from Apache Corporation (the Company or Employer) or is accessible through the Company’s intranet site.
The Plan is a defined contribution plan, open to all eligible categories of employees and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Beginning on the first day of the month following their date of hire, participants may elect to contribute up to 50% of their eligible compensation and will receive Company matching contributions equal to 100% of the first 6% of their contributions. New employees eligible for participation in the Plan are automatically enrolled with a deferral percentage of 6% and a default investment election. Effective April 15, 2008, the default investment option was changed from the Fidelity Managed Income Portfolio (FMIP) investment option, to one of the Fidelity Freedom age-based funds as determined by the participant’s date of birth, unless the employee elects not to participate or elects a different deferral percentage or fund option. Participants may also contribute amounts representing rollover distributions from other qualified plans. Participants direct the investment of all contributions to their accounts into various fund options offered by the Plan. Only participant contributions are eligible to be invested in the self-directed brokerage account.
Vesting
Participants are fully vested in their contributions and all related earnings. Vesting in the employer contribution portion of their accounts and related earnings is based on years of credited service. A participant becomes 20% vested after completion of one year of service and continues to vest 20% per year, becoming fully vested after completion of five years of credited service. Forfeitures of unvested accounts may be used by the Company to reduce future employer contributions to the Plan or pay administrative expenses of the Plan.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Participant Loans
Participants may borrow from their own contributions a minimum of $500, up to the lesser of $50,000 less the participant’s highest outstanding loan balance during the preceding 12 months or 50% of their vested account balance. Loans are charged at a rate of interest equal to the current prime lending rate plus 1%. Loans must generally be repaid through payroll deductions within four years.
Benefit Payments
Participants are eligible to receive lump-sum benefits equal to the vested value of their account in the event of retirement, disability, death, or termination of employment.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested.
Administrative Expenses
Certain administrative expenses of the Plan are paid by the Company.
2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Benefit payments are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
Investment Valuation and Income Recognition
Fidelity Management Trust Company serves as the Plan’s trustee and holds all investments of the Plan, except for the self-directed brokerage account, which is held by Fidelity Brokerage Services. The brokerage account consists primarily of common stock, mutual funds, and short-term investments.
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.
As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the FMIP, a common collective trust. As required by the FSP, the statements of net assets available for benefits present the fair value of the FMIP and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the FMIP is based on information reported by the issuer of the common collective trust at year-end. The contract value of the FMIP represents contributions plus earnings, less participant withdrawals and administrative expenses.
The short-term investments and participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
Risks and Uncertainties
The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investments securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.
New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Additionally, in October 2008, the FASB issued FASB Staff Position 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Plan adopted SFAS 157 effective January 1, 2008.
In April 2009, the FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 supersedes FSP 157-3 and amends SFAS 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS 157. FSP 157-4 is effective for reporting periods ending after June 15, 2009. Plan management is currently evaluating the effect that the provisions of FSP 157-4 will have on the Plan’s financial statements.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
3. Investments
Individual investments that represent 5% or more of the Plan’s net assets at either December 31, 2008 or 2007, are as follows:

	December 31
	2008	2007

Apache Corporation common stock	$117,797,199	$162,273,112
Davis New York Venture Fund	16,505,602	28,012,161
Fidelity Retirement Money Market Portfolio	22,303,782	21,228,775
Fidelity Managed Income Portfolio (at contract value)*	22,853,453	20,276,950

*	The fair value of the Plan’s investment in the Fidelity Managed Income Portfolio was $21,683,786 and $20,058,959 at December 31, 2008 and 2007, respectively.
During 2008, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in value as follows:

Year Ended
December 31,
2008
Mutual funds	$(59,175,985)
Corporate stocks	(49,674,252)

$(108,850,237)

4. Fair Value Measurements
The Plan adopted SFAS 157, Fair Value Measurements, effective January 1, 2008. In addition, the Plan adopted FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, upon its issuance in October 2008.
SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). SFAS 157 includes a fair value

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS 157 are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

–	quoted prices for similar assets and liabilities in active markets

–	quoted prices for identical or similar assets or liabilities in markets that are not active

–	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

–	inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.
The Plan’s valuation methodology used to measure the fair values of common stock and mutual funds were derived from quoted market prices as these instruments have active markets. The valuation techniques used to measure fair value of short-term investments, common/collective trust funds, and participants loans are included in Note 2.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Company stock	$117,797,199	$—	$—	$117,797,199
Common/collective trust funds	—	21,683,786	—	21,683,786
Mutual funds	120,199,872	—	—	120,199,872
Brokerage link	1,465,665	240,361	—	1,706,026
Loans to participants	—	—	2,160,691	2,160,691

Total assets at fair value	$239,462,736	$21,924,147	$2,160,691	$263,547,574

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Participant
Loans
Balance, beginning of year	$2,071,369
Realized gains (losses)	—
Unrealized gains (losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances and settlements (net)	89,322
Transfers in and/or out of Level 3	—

Balance, end of year	$2,160,691

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated July 22, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
6. Related-Party Transactions
Certain investments of the Plan are managed by Fidelity Investments. Fidelity Management Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the plan sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.
7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007

Net assets available for benefits per the financial statements	$264,747,880	$357,334,864
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,169,667)	(217,991)

Net assets available for benefits per the Form 5500	$263,578,213	$357,116,873

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
7. Reconciliation of Financial Statements to Form 5500 (continued)
The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31,
2008
Net decrease in net assets available for benefits per the financial statements	$(92,586,984)
Add prior-year adjustment from fair value to contract value for fully benefit-responsive investment contracts	217,991
Less current-year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,169,667)

Net decrease in assets available for benefits per the Form 5500	$(93,538,660)

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

Supplemental Schedule

Apache Corporation 401(k) Savings Plan
Schedule H, Line 4(i) — Schedule of Assets (Held At End of Year)
EIN: 41-0747868 PN: 002
December 31, 2008

Identity of Issue, Borrower,
Lessor, or Similar Party	Description of Investment	Current Value

* Apache Corporation	1,580,834 shares of common stock	$117,797,199
* Fidelity Investments	Fidelity Puritan Fund	5,208,134
* Fidelity Investments	Fidelity Cash Reserves Fund	395,312
* Fidelity Investments	Fidelity Intermediate Bond Fund	7,237,026
* Fidelity Investments	Fidelity Blue Chip Growth Fund	7,748,523
* Fidelity Investments	Fidelity Magellan Fund	438,040
* Fidelity Investments	Fidelity Growth Company Fund	8,191,925
* Fidelity Investments	Fidelity Retirement Money Market Portfolio	22,303,782
* Fidelity Investments	Fidelity Managed Income Portfolio	21,683,786
* Fidelity Investments	Spartan U. S. Equity Index Fund	6,059,747
* Fidelity Investments	Fidelity Low-Priced Stock Fund	8,924,937
* Fidelity Investments	Fidelity Freedom Income Fund	516,028
* Fidelity Investments	Fidelity Freedom 2000 Fund	1,076,502
* Fidelity Investments	Fidelity Freedom 2005 Fund	19,765
* Fidelity Investments	Fidelity Freedom 2010 Fund	1,998,395
* Fidelity Investments	Fidelity Freedom 2015 Fund	821,428
* Fidelity Investments	Fidelity Freedom 2020 Fund	3,280,800
* Fidelity Investments	Fidelity Freedom 2025 Fund	471,295
* Fidelity Investments	Fidelity Freedom 2030 Fund	920,539
* Fidelity Investments	Fidelity Freedom 2035 Fund	210,014
* Fidelity Investments	Fidelity Freedom 2040 Fund	1,174,927
* Fidelity Investments	Fidelity Freedom 2045 Fund	121,428
* Fidelity Investments	Fidelity Freedom 2050 Fund	288,777
Ariel Mutual Funds	Ariel Appreciation Fund	2,206,538
Davis Funds	Davis New York Venture Fund	16,505,602
Western Asset Funds, Inc.	Western Asset Core Portfolio Institutional Fund	2,133,162
Van Kampen Funds, Inc.	Van Kampen Comstock Fund	7,144,010
MFS Fund Distributors, Inc.	MFS International New Discovery Fund	4,728,912
The Royce Funds	Royce Value Plus Series Fund	2,016,549
American Beacon	American Beacon Small Cap Value Fund	1,771,865
Morgan Stanley	Morgan Stanley Institutional Fund, Inc. — Intermediate Equity Portfolio	6,285,910
Brokerage link	Self-directed brokerage account	1,706,026
* Participant loans	Varying maturity dates and interest rates ranging from 5.00% to 9.25%	2,160,691

		$263,547,574

*	Party-in-interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Apache Corporation 401(k) Savings Plan (Name of Plan)
Date: June 29, 2009	/s/ Margery M. Harris
Margery M. Harris, Chairperson
Retirement Plan Advisory Committee

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP